SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD., IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT, AND IN THE PROXY AND INFORMATION STATEMENT, DATED AS OF MAY 1, 2015, FILED AS EXHIBIT 99.1 TO THE REPORT ON FORM 6-K OF KENON HOLDINGS LTD. FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 2015.

Exhibits

99.1	Press Release, dated July 7, 2015: Kenon Announces Record Date and Distribution Date In Respect of Kenon’s Distribution of Certain Tower Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kenon Holdings Ltd.

Date: July 7, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer